SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 8 2011
REGISTRATIONS BRANCH
09

SECUR 11023663 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-22543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/10 and ending 09/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.M. Stark & Co., Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
701 Southeast Sixth Avenue, Suite 203
(No. and Street)

Delray Beach	FL	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Gary Stark (561)243-3815
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 W. 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Gary L. Stark**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Stark & Co., Inc. as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

MARY JANE AUMAIS
MY COMMISSION # DD 893498
EXPIRES: July 27, 2013
Bonded Thru Notary Public Underwriters

Signature

President
Title

Notary Public

*This report** contains (check all applicable boxes):*

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.M. STARK & CO., INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
R.M. Stark & Co., Inc.

We have audited the accompanying statement of financial condition of R.M. Stark & Co., Inc. as of September 30, 2011 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.M. Stark & Co., Inc. as of September 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 22, 2011

R.M. STARK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

Cash	$ 1,057
Receivable from broker/dealers	159,551
Securities owned, at fair market value	648,932
Other	40,918
TOTAL ASSETS	$ 850,458

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 48,306
Commissions payable	126,952
Securities sold, not yet purchased, at fair value	120
Total Liabilities	$ 175,378
SHAREHOLDER'S EQUITY	
Common stock, no par value, authorized 2,000,000 shares, issued and outstanding 875 shares	$ 5,000
Additional paid-in capital	76,145
Retained earnings	593,935
Total Shareholder's Equity	$ 675,080
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 850,458

The accompanying notes are an integral part of these financial statements.

R.M. STARK & CO., INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2011

REVENUE	
Commissions	$ 3,377,904
Net investment losses	(122,753)
Other	28,713
Total Revenue	$ 3,283,864
OPERATING EXPENSES	
Compensation and related benefits	$ 475,033
Commissions	1,701,383
Clearing and execution charges	503,975
Communications	45,939
Occupancy and equipment rental	90,921
Other operating expenses	345,019
Total Operating Expenses	$ 3,162,270
NET INCOME	$ 121,594

The accompanying notes are an integral part of these financial statements.

R.M. STARK & CO., INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Shareholder's Equity
Balance-Beginning of Year	$ 5,000	$ 76,145	$ 782,948	$ 864,093
Dividends			(310,607)	(310,607)
Net Income			121,594	121,594
BALANCE-END OF YEAR	$ 5,000	$ 76,145	$ 593,935	$ 675,080

The accompanying notes are an integral part of these financial statements.

R.M. STARK & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2011

Cash Flows from Operating Activities	
Net Income	$ 121,594
Adjustments:	
Unrealized loss on securities owned	105,565
Realized loss in securities transactions	111,662
Decrease in receivable from broker/dealers	363,869
Increase in other assets	(9,673)
Decrease in accounts payable	(79,975)
Increase in commissions payable	1,688
Net Cash Flow Provided (Used) by Operating Activities	$ 614,730
Cash Flows from Investing Activities	
Purchases of investment securities	$ (2,299,249)
Sales of investment securities	1,995,377
Net Cash Flow Provided (Used) by Investing Activities	$ (303,872)
Cash Flows from Financing Activities	
Dividends paid	$ (310,607)
Net Increase (Decrease) in Cash	$ 251
Cash Balance at September 30, 2010	$ 806
Cash Balance at September 30, 2011	$ 1,057

The accompanying notes are an integral part of these financial statements.

R.M. STARK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – R.M. Stark & Co., Inc. (the "Company"), a wholly-owned subsidiary of RMST Holding Company, Inc. (the "Parent"), was incorporated in the state of Florida on September 29, 1998. The Company is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value "Securities owned" and "Securities sold, not yet purchased". All broker receivables, accounts payable and accrued expenses have been valued at net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - INCOME TAXES

Both the Company and its Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options. These derivative financial instruments are used to meet the needs of customers, conduct investment activities and manage risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notational amount related to these financial instruments reflects the volume and activity and does not reflect the amount of risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In order to facilitate the aforementioned transactions, as well as other transactions, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the aforementioned agreement was three years, which began in September 2003. Under terms of the agreement the Company is required to maintain $50,000 deposit with Clearing Broker/dealer and is prohibited from using other Clearing Broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer. Also included in the agreement are monthly minimum charges.

R.M. STARK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2011

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority and the National Futures Association, the Company is subject to the Uniform Net Capital Rule and CFTC Regulation 1.17(A)(1)(ii), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2011, the Company's net capital and required net capital were $536,334 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 33%.

NOTE 6 - OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under leases for office space, expiring September 30, 2014, office equipment and communication services, expiring at various times through February, 2013, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year Ended September 30,	Total	Office Space	Other
2012	$ 85,994	$ 77,090	$ 8,904
2013	82,371	79,403	2,968
2014	81,785	81,785	-0-
Total	$ 250,150	$ 238,278	$ 11,872

NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased consist of the following:

	Owned	Sold, Not Yet Purchased
Securities Registered under the Investment Company Act of 1940	$ 369,374	
Equity options		$ 120
Equity securities	279,558	
Total	$ 648,932	$ 120

All of the above have been valued using Level 1 inputs (quoted market values).

NOTE 8 - 401 (k) PLAN

The Company adopted a deferred compensation plan commonly referred to as a profit sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 75% of their compensation within specified legal limits. In addition, the Company will match 50% of employee contributions up to 6% of their compensation. The plan covers substantially all employees age 19 years or older. Company contributions to the plan for the year ended September 30, 2011 were $16,088.

NOTE 9 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of RMST Holding Company, Inc. (the Parent). Through common ownership and management, the Company is also affiliated with Stark Financial Advisors (SFA) and Rodecker Stark & Co., Inc. (RSC).

Expenses incurred pursuant to an agreement between the Parent and a shareholder of RSC totaled $355.525. At September 30, 2011, $18,702 was owed to RSC. In addition, the Company used furniture and equipment of the Parent for which they have not been charged.

SFA has reimbursed the Company $35,764 for clearing and execution charges paid on their behalf.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

R.M. STARK & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PER UNIFORM NET CAPITAL RULE 15c-1
AND CFTC REGULATION 1.17(A)(1)(ii)

SEPTEMBER 30, 2011

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$ 675,080
Deductions:	
Nonallowable assets	43,206
Haircuts on securities owned	95,540
NET CAPITAL	$ 536,334
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 11,684
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	$ 175,378
Deduction:	
Securities sold, not yet purchased	120
TOTAL AGGREGATE INDEBTEDNESS	$ 175,258
Percentage of Aggregate Indebtedness to Net Capital	33%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DeMarco
Sciaccotta
Wilkens &
Dunleavy

Board of Directors
R.M. Stark & Co., Inc.

In planning and performing our audit of the financial statements of R.M. Stark & Co., Inc., (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of R.M. Stark & Co., Inc. for the year ended September 30, 2011 and this report does not affect our report thereon dated November 22, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 22, 2011